Glyko Biomedical Ltd.


                               1998 Annual Report

                              Glyko Biomedical Ltd.
                                 Company Profile

Glyko Biomedical Ltd. is a Canadian company, who in 1997 co-founded BioMarin Pharmaceutical Inc. (BioMarin).

In 1997, Glyko Biomedical Ltd. licensed its carbohydrate enzyme technology for therapeutic applications to BioMarin.

In 1998, Glyko Biomedical Ltd. sold its U.S. operating subsidiary, Glyko Inc., a company engaged in carbohydrate analytical and diagnostic products and services, to BioMarin.

As a result, Glyko Biomedical Ltd.'s shareholders hold a 41.7% ownership in BioMarin, a biotechnology start-up company which will be described in greater detail in this report.

                              Glyko Biomedical Ltd.

To our  stockholders:

Thank you for supporting the Company's efforts to develop its technology for the treatment of disease through BioMarin Pharmaceutical Inc. BioMarin is a leading developer of carbohydrate enzyme therapies for debilitating, life-threatening, chronic genetic diseases and other disorders. The following is a progress report on BioMarin.

  BioMarin's first genetic disease treatment is successful in clinical trials

In October 1998, BioMarin completed the primary evaluation for its pivotal clinical trial of its lead enzyme replacement product candidate, BM101, for the treatment of Mucopolysaccharidosis-I (MPS-I). Based on the data from that trial, BioMarin intends to complete the filing of a Biological License Application
(BLA) with the U.S. Food and Drug Administration (FDA) in the second half of 1999. BioMarin recently agreed to form a joint venture with Genzyme for the worldwide commercialization and development of BM101. BioMarin is also developing enzyme replacement therapies for other life-threatening genetic diseases and is currently developing BM102 for the treatment of MPS-VI. BioMarin received an orphan drug designation for BM102 to treat MPS-VI in the first quarter of 1999 and intends to file an Investigational New Drug application
(IND) for the use of BM102 to treat MPS-VI in the fourth quarter of 1999.

  BioMarin has completed animal trials for burn wound and anti-fungal enzymes

BioMarin has two enzyme treatments which have been shown to accelerate the rate of debridement of burn wounds in animals without any signs of topical or systemic toxicity. In addition they significantly reduced the total time in which grafts were successfully made and wounds closed when compared to phosphate buffered saline, which was used as a control, and to selected topical enzymatic products. BioMarin is also developing two naturally occurring enzymes to combat infection by Aspergillus spp. Aspergillus is one of the most common fungi in the environment and it can pose a life-threatening risk to those with compromised immune systems, such as cancer patients undergoing chemotherapy, organ and bone marrow transplant recipients and people with late stage AIDS. BioMarin's preclinical animal research on BM301 and BM302 shows that these enzymes effectively treated aspergillosis in mice. No toxicity or other adverse side effects were observed in these animal studies. BioMarin intends to apply for FDA orphan drug designation for these anti-fungal enzymes.

We hope that you are encouraged by the continued progress of BioMarin. Please feel free to follow BioMarin's progress via the Internet at www.glyko.com or www.biomarinpharm.com (which is currently under development.)

                              Glyko Biomedical Ltd.

                                Financial Results


Contents                                               Page



Management's Discussion and Analysis of
Financial Condition and Results of Operations           3-4

Consolidated Balance Sheets                               5

Consolidated Statements of Operations                     6

Consolidated Statements of Stockholders' Equity (Deficit) 7

Consolidated Statements of Cash Flows                     8

Notes to Consolidated Financial Statements             9-16

Auditors' Report                                         17

          Management's Discussion and Analysis of Financial Condition
                            and Results of Operations





Overview

Glyko Biomedical Ltd. (the Company or GBL) is a Canadian holding company that owned 41.7% of the capital stock of BioMarin Pharmaceutical Inc. (BioMarin) at December 31, 1998. BioMarin owns 100% of the capital stock of Glyko, Inc. Glyko, Inc. and BioMarin are operating companies based in California. The following discussion and the accompanying consolidated financial statements include the accounts of Glyko Biomedical Ltd. and, through October 7, 1998, Glyko, Inc., presented on a consolidated basis plus BioMarin presented on the equity method of accounting. Numerical references in the following discussion are rounded to the nearest thousand. Since its inception in October 1990, Glyko, Inc. has been engaged in research and development of new techniques to analyze and manipulate carbohydrates for research, diagnostic and pharmaceutical purposes. Glyko, Inc. developed a line of analytic instrumentation laboratory products that include an imaging system, analysis software and chemical analysis kits. On October 7, 1998, GBL sold to BioMarin 100% of the outstanding capital stock of Glyko, Inc. in exchange for 2,259,039 shares of BioMarin's common stock. In addition, BioMarin agreed to assume options to purchase up to 585,969 shares of GBL's common stock, previously issued to employees of Glyko, Inc., and to pay GBL $500 in cash. With the financial support of BioMarin, Glyko, Inc. continues to develop additional chemical kits for use with the imaging system, and is also developing a line of carbohydrate diagnostic products.

The Company's share of BioMarin's net loss plus Glyko, Inc.'s current net operating loss offset by the Company's share of BioMarin's equity increase and the gain on disposition of Glyko, Inc. resulted in the Company reporting a net income for the year ended December 31, 1998 of $9,991,000. GBL expects to incur losses during 1999 due to its share of BioMarin's net loss resulting from BioMarin's ongoing research and development of pharmaceutical product candidates. The BioMarin losses do not have an impact on cash balances of GBL. As a result of GBL's sale of Glyko, Inc., as of October 7, 1998, GBL has no operating activities and its principal asset is its investment in BioMarin. Accordingly, without further investments in other companies or technologies, management believes that GBL has sufficient cash to sustain planned operations for the foreseeable future. BioMarin will require additional capital. While GBL was not obligated to provide this capital, the Company purchased BioMarin notes in the amount of $4,300,000 as part of BioMarin's $26,000,000 convertible note financing which was completed on April 13, 1999. While BioMarin has an accumulated deficit of $14,889,994 at December 31, 1998 and is expected to incur significant losses during 1999 and beyond, management of GBL believes that there has not been any impairment of its investment in BioMarin.

Results of Operations

Revenues in 1998 were $1,160,000 and consisted of sales of products and services of $865,000 and other revenues representing development fees of $25,000 and grant revenues of $270,000. Sales of products and services consisted of sales of chemical analysis kits and imaging systems, and fees for custom analytic services. Revenues in 1997 were $2,037,000 and consisted of sales of products and services of $1,176,000 and other revenues representing technology, development and licensing fees of $704,000 and grant revenues of $157,000. The decline in product revenues in 1998 was due a decrease in sales volume and due to the sale of the analytic and diagnostic business to BioMarin in October 1998. The decrease in other revenues was due to development, technology and licensing fees received in 1997 that did not reoccur in 1998.

Gross margin on sales of products and services was 67 percent in 1998 and 59 percent in 1997. The increase in gross margin in 1998 was due to a combination of decreased manufacturing overhead expenses and an increase in product prices that took effect in July 1997.

Research and development expenses in 1998 were $646,000 compared to $549,000 in 1997, an increase of $97,000. The increase in research and development expenses was mainly due to the increase in lab personnel and lab supplies purchased.

Selling, general and administrative expense was $690,000 in 1998, an increase of $127,000 from 1997 expense of $563,000. The increase is due to a reversal in 1997 of prior years expenses accrued on GBL's statement of operations which reduced expenses in 1997 by $120,000 and a small increase in advertising and sales travel in 1998.

Equity in loss of BioMarin for 1998 was $5,421,000 compared to $2,442,000 for 1997, an increase of $2,979,000. The increase was due to the increased net loss of BioMarin.

Interest income earned in 1998 and 1997 of $43,000 and $13,000, respectively, reflected earnings on cash invested in short term interest bearing accounts. The increase in interest income in 1998 resulted from higher cash balances available for investment compared to 1997. Interest expense in 1998 and 1997 was immaterial.

Other operating expenses in 1998 of $(166,000) represented the gain on the settlement of a claim at an amount less than was provided for by the Company.

Gain on dilution of ownership of BioMarin for 1998 was $7,154,000 compared to $3,978,000 for 1997, an increase of $3,176,000. The increase was due to the increased amount of additional funds raised by third-party investors in 1998 compared to 1997.

Gain on disposition of Glyko, Inc. of $8,512,000 in 1998 represented 58.3% of the difference between the fair market value of BioMarin stock issued for the sale of Glyko, Inc. to GBL and the underlying book value of the net assets of Glyko, Inc.

As a result of GBL's sale of Glyko, Inc. to BioMarin, GBL does not anticipate having any revenues and substantially lower operating expenses in 1999.

Liquidity and Capital Resources

The Company's cash position increased by $2,040,000 for 1998 to $2,568,000. Net cash proceeds of $2,330,000 from the issuance of common stock from the exercise of stock options and warrants and a private placement financing (relating to a technology and licensing fee agreement) and $1,212,000 from the settlement of intercompany receivables were partially offset by an investment in BioMarin of $1,000,000, the deconsolidation of Glyko, Inc. in the amount of $267,000 and net cash used in operating activities of $236,000.

Year 2000-Related Problems

GBL has conducted a review of potential year-2000 compliance issues. Since GBL no longer offers products and services for sale, GBL is focusing its inquiry on the impact of these issues on its internal administrative activities and on its professional service providers and other third parties. GBL does not currently anticipate that it will incur material expenditures in connection with any products or services it previously offered. GBL may incur some expense in connection with this review, thought it does not currently anticipate that these expenses will be material.

                             GLYKO BIOMEDICAL LTD.
                           CONSOLIDATED BALANCE SHEETS
                                (In U.S. dollars)


                                                                               December 31,              December 31,
                                                                                   1998                      1997
                                                                          -----------------------   -----------------------
Assets
Current assets:
     Cash                                                                        $     2,567,824            $      528,280
     Trade receivables                                                                         -                   141,743
     Inventories                                                                               -                    95,210
     Note receivable                                                                     100,000                         -
     Other current assets                                                                  9,710                    15,179
                                                                          -----------------------   -----------------------
         Total current assets                                                          2,677,534                   780,412
Investment in BioMarin Pharmaceutical Inc.
                                                                                      14,578,497                 3,036,261
Property, plant and equipment, net                                                             -                   118,910
Note receivable from stockholder                                                         712,261                         -
Other assets                                                                                   -                     2,206
                                                                          -----------------------   -----------------------
         Total assets                                                             $   17,968,292           $     3,937,789
                                                                          =======================   =======================

Liabilities and Stockholders' Equity
Current liabilities:
     Accounts payable                                                               $          -             $      38,916
     Accrued liabilities                                                                 411,109                   173,597
     Deferred rent and related costs                                                           -                   365,880
     Payable to stockholder                                                                    -                   219,811
                                                                          -----------------------   -----------------------
         Total current liabilities                                                       411,109                   798,204

                                                                          -----------------------   -----------------------
         Total liabilities                                                               411,109                   798,204

Stockholders' equity:
     Common stock, no par value,  unlimited  shares  authorized,  28,020,234 and
         21,573,044 shares issued and outstanding at December 31, 1998 and
         December 31, 1997, respectively
                                                                                      17,963,167                13,154,224
     Common stock warrants                                                               547,285                   929,585
     Accumulated deficit                                                                (953,269)              (10,944,224)
                                                                          -----------------------   -----------------------
         Total stockholders' equity                                                   17,557,183                 3,139,585
                                                                          -----------------------   -----------------------
         Total liabilities and stockholders' equity                             $     17,968,292           $     3,937,789
                                                                          =======================   =======================


                  Approved on behalf of the Board of Directors:

                    Gwynn R. Williams    John C. Klock, M.D.


        The accompanying notes are an integral part of these statements.

                              GLYKO BIOMEDICAL LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                (In U.S. dollars)



                                                                        Year Ended December 31,
                                                           ----------------------------------------------
                                                                  1998                     1997
                                                           --------------------   -----------------------
   Revenues:
      Sales of products and services                              $    865,164            $    1,175,699
      Other revenues                                                   294,752                   860,935
                                                           -------------------   -----------------------
        Total revenues:                                                                        2,036,634
                                                                     1,159,916
   Expenses:
      Cost of products and services                                    284,860                   482,770
      Research and development                                         646,419                   549,015
      Selling, general and administrative                              689,617                   562,888
      Other                                                           (165,880)                        -
                                                           --------------------   -----------------------
        Total expenses:                                              1,455,016                 1,594,673
                                                           --------------------   -----------------------
   Income (loss) from operations                                      (295,100)                  441,961
   Equity in loss of BioMarin Pharmaceutical Inc.                   (5,421,361)               (2,442,151)
   Gain on dilution of ownership of BioMarin
      Pharmaceutical Inc.                                            7,154,127                 3,978,412
   Gain on disposition of Glyko, Inc.                                8,511,800                         -
   Interest income                                                      42,822                    12,610
   Other loss                                                           (1,333)                   (1,219)
                                                           --------------------   -----------------------
   Net income                                                    $   9,990,955            $    1,989,613
                                                           ====================   =======================

   Earnings  per share - basic                                   $        0.42            $         0.10
                                                           ====================   =======================

   Earnings  per share - fully-diluted                           $        0.34            $         0.07
                                                           ====================   =======================

   Weighted average number of shares - basic                        23,870,991                20,536,058
                                                           ====================   =======================

   Weighted average number of shares - fully-diluted                30,171,810                33,894,382
                                                           ====================   =======================















        The accompanying notes are an integral part of these statements.

                              GLYKO BIOMEDICAL LTD.
            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (In U.S. dollars)

                                           Common Stock               Common Stock     Accumulated
                               -------------------------------------
                                   Shares                 Amount        Warrants         Deficit               Total
                               ------------------   ----------------  -------------- ----------------   ---------------------
Balance at December 31, 1995         14,567,944       $  11,304,356    $   278,085    $ (11,357,978)          $    224,463

Net loss for the year                     -                  -                -          (1,575,859)            (1,575,859)

Exercise of stock options                   100                  48           -               -                         48

Isssuance of common stock
 and warrants in a private
 placement financing, net of
 issuance costs of $152,156           2,675,000             898,661        155,812            -                  1,054,473

                              ------------------    -----------------  -------------- ---------------   ----------------------
Balance at December 31, 1996         17,243,044       $  12,203,065    $   433,897     $ (12,933,837)         $   (296,875)


Net income for the year                  -                   -                -            1,989,613             1,989,613

Exercise of stock options                50,000              22,976           -                -                    22,976
Issuance of common stock
and warrants in a private
placement financing, net of
issuance costs of $160,881            4,280,000             928,183        495,688             -                 1,423,871

                             -------------------   ------------------- -------------- ----------------  ----------------------
Balance at December 31, 1997         21,573,044       $  13,154,224    $   929,585      $ (10,944,224)       $   3,139,585

Net income for the year                 -                     -              -              9,990,955            9,990,955

Issuance of common stock
pursuant to a licensing contract        100,000              70,740          -                  -                   70,740

Issuance of common stock pursuant
to a consulting agreement                54,031               -              -                  -                     -

Exercise of stock options             1,467,516           1,469,081          -                  -                1,469,081

Exercise of warrants                  4,825,643           3,269,122       (382,300)             -                2,886,822

                             --------------------   ------------------- ------------  ----------------   ----------------------
Balance at December 31, 1998         28,020,234       $  17,963,167     $  547,285      $    (953,269)       $  17,557,183
                             ====================   =================== ============  ================   ========================

        The accompanying notes are an integral part of these statements.
                                        7

                              GLYKO BIOMEDICAL LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In U.S. dollars)

                                                                           Year ended December 31,
                                                                  ------------------------------------------
                                                                          1998                  1997
                                                                  ---------------------   ------------------
Cash flows from operating activities:
    Net income                                                          $   9,990,955          $  1,989,613

    Adjustments  to  reconcile  net  income  to net cash
      provided  by (used in)operating activities:
    Depreciation and amortization                                                -                   58,693
    Equity in the loss of BioMarin Pharmaceutical Inc.                      5,421,361             2,442,151
    Gain on dilution of ownership of BioMarin
       Pharmaceutical Inc.                                                 (7,154,127)           (3,978,412)
    Gain on disposition of Glyko, Inc.                                     (8,511,800)                -
    Loss on disposal of property and equipment                                   -                    1,452
    Change in assets and liabilities:
      Trade receivables                                                          -                   14,433
      Inventories                                                                -                  (26,758)
      Other assets                                                             (9,710)               10,840
      Accounts payable                                                           -                 (135,816)
      Accrued liabilities                                                      27,556               (30,907)
      Deferred revenue                                                           -                    -
      Deferred rent and related costs                                            -                   96,162
                                                                  ---------------------   ------------------
    Total adjustments                                                     (10,226,720)          (1,548,162)
                                                                  ---------------------   ------------------
      Net cash provided by (used in) operating activities                    (235,765)             441,451

Cash flows used in investing activities:
    Investment in BioMarin Pharmaceutical Inc.                             (1,000,002)          (1,500,000)
    Purchases of property and equipment                                          -                 (71,010)
    Deconsolidation of Glyko, Inc. assets                                    (267,347)               -
    Settlement of amounts due from Glyko, Inc.                               1,212,278               -
                                                                  ---------------------   ------------------
      Net cash used in investing activities                                    (55,071)         (1,571,010)

Cash flows from financing activities:
    Notes receivable issued for the exercise of stock options                 (100,000)              -
    Net proceeds from the issuance of common stock pursuant
         to a technology and license agreement                                  70,740               -
    Net proceeds from the issuance of common stock and
      warrants in private placement financings                                    -             1,423,871
    Proceeds from exercise of stock options and common stock
        warrants                                                             2,359,640             22,976
                                                                  ---------------------   ------------------
      Net cash provided by financing activities                              2,330,380          1,446,847

                                                                  ---------------------   ------------------
Net increase in cash                                                         2,039,544            317,288
Cash and cash equivalents, beginning of period                                 528,280            210,992
                                                                  ---------------------   ------------------
Cash and cash equivalents, end of period                                 $   2,567,824        $   528,280
                                                                  =====================   ==================

Supplemental disclosure of noncash financing activities:
      Common stock and common stock warrants issued in                           -          840,000 share
      exchange for financing services                                                        equivalents

      Common stock issued for the exercise of stock options in       534,672 share                   -
      exchange for a note receivable                                  equivalents

        The accompanying notes are an integral part of these statements.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      The Company and Description of the Business

        Glyko Biomedical Ltd. (the Company or GBL) is a Canadian company which was established in 1992 to acquire all of the outstanding capital stock of Glyko, Inc., a Delaware corporation. Both entities were under common control and the share exchange was accounted for in a manner similar to a pooling. Since its inception in October 1990, Glyko, Inc. has engaged in research and development of new techniques to analyze and manipulate carbohydrates for research, diagnostic and pharmaceutical purposes. Glyko, Inc. has developed a line of analytic instrumentation laboratory products that include an imaging system, analysis software and chemical analysis kits.

        In October 1996, GBL incorporated BioMarin Pharmaceutical Inc. (BioMarin), a Delaware corporation in the development stage, to develop the Company's pharmaceutical products. BioMarin began business on March 21, 1997 and issued 1,500,000 shares of common stock to GBL for $1.5 million. As consideration for a certain license agreement dated June 1997, BioMarin issued GBL 7,000,000 shares of BioMarin common stock. Beginning in October 1997, BioMarin raised capital from third parties with the result that at December 31, 1997, GBL's ownership interest in BioMarin had been reduced to 41.3% of BioMarin's outstanding capital stock. As of December 31, 1997, the Company began recording its share of BioMarin's net loss utilizing the equity method of accounting. On June 30, 1998, BioMarin raised net proceeds of $3.3 million (598,535 shares) including a $1.0 million investment from GBL. On August 3, 1998 BioMarin raised an additional $8.1 million (1,416,800 shares) from third parties. On September 4, 1998, BioMarin received $8 million from Genzyme Corp. ("Genzyme") upon execution of a joint venture agreement in which BioMarin issued 1,333,333 shares of common stock to Genzyme. BioMarin has a 50% interest in the income or loss of the joint venture, BioMarin/Genzyme, LLC.

        On October 7, 1998, GBL sold to BioMarin 100% of the outstanding capital stock of Glyko, Inc. in exchange for 2,259,039 shares of BioMarin's common stock. In addition, BioMarin agreed to assume options to purchase up to 585,969 shares of GBL's common stock previously issued to employees of Glyko, Inc. , and to pay GBL $500 in cash. As of December 31, 1998, GBL owned 41.7% of BioMarin's outstanding capital stock.

        Since its inception, GBL has incurred a cumulative deficit of $953,269 and the Company expects to continue to incur losses during 1999 due to its share of BioMarin's net loss resulting from the ongoing research and development of BioMarin's pharmaceutical product candidates. As a result of GBL's sale of Glyko, Inc. on October 7, 1998, GBL has no operating activities and its principal asset is its investment in BioMarin.
        Accordingly, without further investment in other companies or technologies, management believes that GBL has sufficient cash to sustain planned operations for the foreseeable future. BioMarin will require additional capital. While GBL was not obligated to provide this capital, the Company purchased BioMarin notes in the amount of $4,300,000, as part of BioMarin's $26,000,000 convertible note financing which was completed on April 13, 1999. While BioMarin has an accumulated deficit of $14,889,994 at December 31, 1998 and is expected to incur significant losses during 1999 and beyond, management of GBL believes that there has not been any impairment of its investment in BioMarin.


2.      Summary of Significant Accounting Policies

        The accompanying consolidated financial statements and related footnotes have been prepared in conformity with Canadian generally accepted accounting principles using U.S. dollars. The consolidated financial statements include the accounts and operations of the Company and Glyko, Inc. for the year ended December 31, 1997 and for the period from January 1, 1998 through October 7, 1998, the date of the sale of Glyko, Inc. to BioMarin. The results of operations of BioMarin have been reported in the Company's financial statements for the years ended December 31, 1998 and 1997, based on the equity method of accounting. Subsequent to October 7, 1998, the results of operations of Glyko, Inc. have been consolidated into the results of operations of BioMarin. To the extent that the issuance of stock by BioMarin to third parties results in a decrease in the Company's ownership of the net assets of BioMarin, the Company reflects this decrease as a gain or loss on dilution of ownership of BioMarin in the consolidated statements of operations.

        All  significant   intercompany  accounts  and  transactions  have  been
        eliminated. Certain balances in the prior years have been reclassified to conform with the current year presentation.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        Use of Estimates:

        The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management at December 31, 1997, include allowance for doubtful accounts receivable, and certain other reserves, including an accrual for deferred rent.

        Cash and Cash Equivalents:


       Cash and cash equivalents consist of amounts held with banks and short-term investments with original maturities of 90 days or less.

       Inventories:


       Inventories consist of analytic kits and instrument-based systems held for sale. Inventories are stated at the lower of cost (first-in, first-out method) or estimated market value. The components of inventories are as follows:

                                                      December 31,
                                                 1998              1997
                                            -----------------  ---------------
              Raw materials                      $ -             $90,647
              Finished products                    -               4,563
                                            =================  ===============
                                                 $ -             $95,210
                                            =================  ===============

        Property, Plant and Equipment:


       Property, plant and equipment are stated at cost. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and the resulting gains or losses are reflected in the consolidated statements of operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

                           Office furniture                     5 years
                           Computer equipment                   3 years
                           Lab and production equipment         5 years


       Sale of Glyko, Inc. and Investment in BioMarin Pharmaceutical Inc.

       BioMarin acquired Glyko, Inc. from GBL through the exchange of BioMarin stock for Glyko, Inc. stock and accounted for the acquisition based upon the fair market value of the BioMarin stock issued, the assumption of responsibility for certain stock options previously issued to Glyko, Inc. employees (see Note 1), and $500 in cash. In consolidating Glyko, Inc., BioMarin recorded intangible assets, including goodwill, to the extent that the fair market value of the stock issued exceeded the fair market value of the tangible assets of Glyko, Inc. acquired. GBL recorded a gain on disposition of Glyko, Inc. of $8,511,800 calculated as 58.3% of the difference between the fair market value of the BioMarin stock issued to GBL and the underlying book value of the net assets of Glyko, Inc. The remaining 41.7% of the gain representing GBL's interest in BioMarin has not been reflected in these financial statements. The Company accounts for its investment in BioMarin using the equity method of accounting.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       In addition, to the extent that the issuance of stock by BioMarin to third parties results in a decrease in the Company's ownership of the net assets of BioMarin, the Company reflects this decrease as a gain or loss on dilution of ownership of BioMarin in the consolidated statements of operations and an increase or decrease in its investment in BioMarin.

       Foreign Exchange:


       As all of the Company's operations are located in the United States, the Company has adopted the U.S. dollar as its functional currency. The Company's assets, liabilities, stockholders' equity and expenses have been translated into U.S. dollars using the temporal method. Under this method, monetary items have been translated at the year-end currency exchange rate. Non-monetary items have been translated at the historic rate of exchange. Expenses have been translated at the average rate of exchange during the year. Foreign exchange gains and losses on monetary assets and liabilities are included in the determination of earnings. Transaction gains and losses included in the consolidated statements of operations are immaterial.

       Product Sales:

       The Company recognizes product revenues and related cost of sales upon shipment of products. Service revenues are recognized upon completion of services as evidenced by the transmission of reports to customers. Other revenues, principally licensing and distribution fees, are recognized upon completion of applicable contractual obligations.

       At times, the Company has received payments in advance for future product shipments or hardware maintenance and service contracts. Such payments are classified as deferred revenue on the accompanying consolidated balance sheets. Upon shipment of products, revenue is recognized and the corresponding liability (deferred revenue) is reduced. Revenues from maintenance and service contracts are recognized monthly pro rata over the period of the contract and the corresponding liability (deferred revenue) is reduced.

       During 1994, the Company recorded a charge to operations of $219,811 for costs related to the termination of an agreement with one of its stockholders. This charge was the estimated fair market value of 500,000 shares of common stock to be received by the stockholder in settlement of the agreement. The Toronto Stock Exchange has not permitted the issuance of the 500,000 shares because the transaction is not considered arms length. The stockholder was a stockholder in the Company from 1990 until April 1998. At December 31, 1998 the liability of $219,811 is included in accrued liabilities in the accompanying consolidated balance sheets.

       Income Taxes:

       Income taxes are provided using the deferral method. The Company has accumulated losses for financial reporting and income tax purposes which are available to reduce Canadian taxable income in future years and for which no future tax benefit has been recognized in the accounts.

       At December 31, 1998, the Company has net operating loss carryforwards for Canadian purposes of approximately $1.3 million which expire from 1999 to 2003.

       Earnings per Share:

       Earnings per share is based on the weighted average number of common shares outstanding during each period. Potentially dilutive securities outstanding at December 31, 1998 and 1997, respectively, include options for the purchase of 548,290 and 2,424,402 shares of common stock and warrants for the purchase of 5.8 million and 10.9 million shares of common stock.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3.     Property, Plant and Equipment

       Property, plant and equipment at December 31, 1998 and 1997 consisted of the following:

                                                           December 31,
                                                       1998           1997
                                                ---------------  ---------------
              Lab equipment                          $-               $229,701
              Computer equipment                      -                 94,712
              Production equipment                    -                 37,164
              Office furniture                        -                 13,510
              Leasehold improvements                  -                 68,343
                                                ---------------  ---------------
                                                      -                443,430
              Less accumulated depreciation           -               (324,520)
                                                ---------------  ---------------
              Property, plant and equipment, net     $-               $118,910
                                                ===============  ===============



4.     Investment in BioMarin Pharmaceutical Inc. (BioMarin)

       The Company accounts for its investment in BioMarin using the equity method of accounting. As of December 31, 1998, the Company owned 41.7 percent of BioMarin. During the first nine months of 1997, the Company owned 100 percent of BioMarin and due to subsequent outside financings by BioMarin in the fourth quarter of 1997, the Company's ownership percentage decreased to 41.3 percent. Additional outside financings by BioMarin in the second and third quarters of 1998, including the Company's $1 million investment in BioMarin combined with the BioMarin shares received for the sale of Glyko, Inc. increased the Company's investment to 41.7 percent of BioMarin's outstanding common stock as of December 31, 1998. In consolidating Glyko, Inc., BioMarin recorded intangible assets, including goodwill, to the extent that the fair market value of the stock issued exceeded the fair market value of the tangible assets of Glyko, Inc. acquired. GBL recorded the stock of BioMarin received at its fair market value except for the exclusion of 41.7% of the gain on disposition of Glyko, Inc.

       Below is a summary of BioMarin's financial condition as of December 31, 1998 and 1997:



                                                        December 31,
                                                 1998                 1997

          Assets                               $31,509,102       $ 7,662,130
          Liabilities                            2,114,582           281,664
          Stockholders' Equity                  29,394,520         7,380,466
          Net Loss from March 21, 1997
          (inception) to December 31, 1997           -            (2,744,745)
          Net Loss for 1998                    (12,145,249)            -
          Shares issued and outstanding         26,176,180        20,566,500
          Shares owned by Glyko Biomedical Ltd. 10,925,706         8,500,000

       BioMarin began business on March 21, 1997 and it issued 1,500,000 shares of common stock to the Company for $1.5 million.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       BioMarin and the Company have entered into a License Agreement dated June 26, 1997, pursuant to which the Company granted BioMarin an exclusive, worldwide, perpetual, irrevocable, royalty-free right and license to certain worldwide patents, trade secrets, copyrights and other proprietary rights to all know-how, processes, formulae, concepts, data and other such intellectual property, whether patented or not, owned or licensed by the Company and its subsidiaries as of the date of the License Agreement for application in therapeutic uses, including, without limitation, drug discovery and genomics. Under the same License Agreement, BioMarin granted the Company an exclusive, worldwide, perpetual, irrevocable, royalty-free cross-license to all improvements BioMarin may make upon the licensed intellectual property. As consideration for this license, BioMarin issued the Company 7,000,000 shares of BioMarin common stock.

       In October 1997, BioMarin sold 3,740,000 shares of common stock to outside investors for net proceeds of $3,647,000 (including $880,000 of bridge loans received in the third quarter of 1997 which were converted to common stock). Additionally, BioMarin issued to the placement agent 299,000 common shares and 299,000 warrants to purchase common shares exercisable at $1.00 per share. Concurrently, BioMarin issued 2,500,000 shares of common stock to three executive officers of BioMarin including 800,000 shares to John Klock, MD and 400,000 shares to Christopher Starr, Ph.D. both of whom were also executive officers of Glyko Biomedical Ltd. at December 31, 1997 (Dr. Klock continues to serve as an executive officer of the Company) for an aggregate of $2,500,000 in notes due on July 31, 2000. Gwynn Williams, who is a major shareholder and director of the Company, is also a director of BioMarin and owns 20,000 options to purchase BioMarin stock at $1.00 per share.

       In December 1997, BioMarin raised net proceeds of $5,016,000 from outside investors in exchange for 5,527,500 shares (including 502,500 shares issued to the placement agent for the financing). Additionally, BioMarin issued to the placement agent 502,500 warrants to purchase common shares exercisable at $1.00 per share. As a result of such share issuances, the Company's ownership in BioMarin was reduced to 41.3 percent of BioMarin's outstanding common stock.

       On June 30, 1998, BioMarin raised net proceeds of $3.3 million (598,535 shares) including a $1.0 million investment from GBL. On August 3, 1998 BioMarin raised an additional $8.1 million (1,416,800 shares) from third parties. On September 4, 1998, BioMarin received $8 million from Genzyme Corp. ("Genzyme") upon execution of a joint venture agreement in which BioMarin issued 1,333,333 shares of common stock to Genzyme. BioMarin has a 50% interest in the income or loss of the joint venture, BioMarin/Genzyme, LLC.

       On October 7, 1998, GBL sold to BioMarin 100 percent of the outstanding capital stock of Glyko, Inc. in exchange for 2,259,039 shares of BioMarin's common stock. In addition, BioMarin agreed to assume options to purchase up to 585,969 shares of GBL's common stock previously issued to employees of Glyko, Inc. , and to pay GBL $500 in cash. As of December 31, 1998, GBL owned 41.7 percent of BioMarin's outstanding capital stock.

       As a result of BioMarin's issuance of shares to third parties, the Company recorded a gain on dilution of ownership of BioMarin of $7,154,127 and $3,978,412 on the consolidated statements of operations at December 31, 1998 and 1997, respectively. Future fundraising efforts of BioMarin could result in a further reduction of Glyko Biomedical Ltd.'s ownership percentage.

       The Company purchased BioMarin notes in the amount of $4,300,000 as part of BioMarin's $26,000,000 convertible note financing which was completed on April 13, 1999. While BioMarin has an accumulated deficit of $14,889,994 at December 31, 1998 and is expected to incur significant losses during 1999 and beyond, management of GBL believes that there has not been any impairment of its investment in BioMarin.

5.     Note Receivable

       As part of its compensation for certain services, GBL issued stock options to a consulting group. GBL loaned $100,000 to the consulting group in anticipation that the Toronto Stock Exchange would approve the stock options. The excess of the fair market value of the GBL stock at December 31, 1998 over the exercise price of the options significantly exceeds the amount of the loan. The options are held as security for the loan. Subsequent to year-end these options were approved by the Toronto Stock Exchange, and the options were exercised in full and the loan was repaid with interest.

       In November 1998, GBL loaned $712,261 to an officer of the Company to exercise expiring stock options. The loan is secured by the option shares.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





6.     Commitments and Contingencies

       In July 1998, the claim by Millipore Corp. relating to a facilities dispute and other matters was settled, resulting in a gain of $165,880 as the amount of the ultimate settlement was less than the amount previously provided for by the Company.

7.     Stockholders' Equity

       On March 21, 1997, the Company closed a Cdn.$2.0 million (USD$1.4 million) financing (the Q197 Financing) to fund the start-up of BioMarin Pharmaceutical Inc. which was formed to develop the Company's pharmaceutical products. As a result of this financing, the Company issued 4.0 million units at Cdn.$0.50 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant can be exercised for one share of common stock at Cdn.$1.00 per share, expiring on March 21, 1999. An additional 280,000 units and 280,000 warrants valued at approximately $161,000 were distributed to the brokers in exchange for services rendered in connection with the Q197 Financing. The Company utilized the Black-Scholes model to value all the warrants issued in the Q197 Financing at approximately $496,000. The Company used the proceeds of the offering and additional cash to purchase 1,500,000 common shares of BioMarin for $1.5 million.

       BioMarin and the Company have entered into a License Agreement dated June 26, 1997, pursuant to which the Company granted BioMarin an exclusive, worldwide, perpetual, irrevocable, royalty-free right and license to all current and future worldwide patents, trade secrets, copyrights and other proprietary rights to all know-how, processes, formulae, concepts, data and other such intellectual property, whether patented or not, owned or licensed by the Company and its subsidiaries as of the date of the License Agreement for application in therapeutic uses, including, without limitation, drug discovery and genomics. As consideration for this license, BioMarin issued the Company 7,000,000 shares of BioMarin common stock. Under the same License Agreement, BioMarin granted the Company. a cross-license, similar in scope, to all improvements BioMarin may make upon the licensed intellectual property.

       On October 7, 1998, GBL sold to BioMarin 100 percent of the outstanding capital stock of Glyko, Inc. in exchange for 2,259,039 shares of BioMarin's common stock. In addition, BioMarin agreed to assume options to purchase up to 585,969 shares of GBL's common stock previously issued to employees of Glyko, Inc. , and to pay GBL $500 in cash. As a result of this transaction, as of December 31, 1998, GBL's share of BioMarin's outstanding capital stock increased from 36.2 percent to 41.7 percent. The exercise of BioMarin options or warrants will result in a further reduction of GBL's ownership percentage and future fundraising efforts of BioMarin may result in a similar reduction of GBL's ownership percentage.

8.     Stock Option Plan

       The Company has a stock option plan (the Plan) under which options to purchase common stock may be granted by the Board of Directors to directors, officers, consultants and key employees at not less than fair market value, less any permissible discounts, on the date of grant. Options granted under the Plan may be incentive stock options (as defined under Section 422 of the U.S. Internal Revenue Code) or non-statutory stock options. Options are exercisable over a number of years specified at the time of the grant which cannot exceed ten years. The maximum aggregate number of shares which may be granted and sold under the Plan is 3,000,000 shares. In general, the Plan options vest over 48 months and all options expire after 5 years or 90 days after employee termination.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       A summary of the status of the Company's stock option plan at December 31, 1998 and 1997 and changes during the years then ended is presented in the table and narrative below:

                                                          1998                             1997
                                                Shares        Wtd. avg. ex        Shares       Wtd. avg. ex
                                                                price (1)                        price (1)
                                            ---------------- ---------------- ---------------- --------------
           Outstanding beginning
              of year                             2,424,402    Cdn. $1.22           2,254,597    Cdn. $ 1.36
           Granted                                  314,550    Cdn. $2.40             528,870    Cdn. $ 0.71
           Exercised                             (1,467,516)   Cdn. $1.52             (50,000)   Cdn. $ 0.65
           Assumed (2)                             (585,969)   Cdn. $1.51              -             -
           Canceled                                (137,177)   Cdn. $1.38            (309,065)   Cdn. $ 1.41
                                            ----------------                  ----------------
           Outstanding at end of
               year                                 548,290    Cdn. $0.77           2,424,402    Cdn. $ 1.22
                                            ----------------                  ----------------
           Exercisable at end of year               548,290                         2,045,312

          (1) The US$ equivalent of Canadian $1.00 at December 31, 1998 was approximately $0.6535. The weighted average exercise price is quoted in Cdn.$ as the Company's common stock is traded on the Toronto Stock Exchange.

          (2) In connection with the sale of Glyko, Inc. to BioMarin, effective October 7, 1998, BioMarin agreed to assume 585,969 options to purchase common stock of GBL (exercisable into 255,540 shares of common stock of BioMarin.)

      There are 2,065,906 options available for grant under the plan at December
      31,  1998.  The  average   remaining   contractual  life  of  the  options
      outstanding at December 31, 1998 is 2 years.

9.    Common Stock Warrants

      Below is a summary of common stock warrants outstanding as of December 31, 1998 and 1997:

                                                Number            Exercise
                Date of Issuance              of Shares             Price                 Expiry
       ---------------------------------- ------------------ ------------------ --------------------------
                 April 3, 1995                     3,396,500      Cdn$0.90            April 3, 2000
                 April 4, 1995                       533,367      Cdn$0.90            April 4, 2000
                   May 5, 1995                       200,000      Cdn$0.90             May 5, 2000
                  May 30, 1995                       656,555      Cdn$0.90             May 30, 2000
                  June 5, 1996                     1,587,500      Cdn$0.80             June 5, 1998
                                          ------------------
       Subtotal December 31, 1996                  6,373,922
                 March 21, 1997                    4,556,000      Cdn$1.00            March 21, 1999
                                          ------------------
       Subtotal December 31, 1997                10,929,922
             Exercised 1995 Warrants             (1,914,893)      Cdn$0.90
             Exercised 1996 Warrants             (1,235,750)      Cdn$0.80
             Exercised 1997 Warrants             (1,675,000)      Cdn$1.00
             Expired 1996 Warrants                 (351,750)      Cdn$0.80
                                          ------------------
       Total December 31, 1998                    5,752,529
                                          ==================



                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10.    Related Party Transactions

       The Company has entered into certain transactions with its stockholders since its inception. These transactions include the purchase of supplies and equipment and rental of the Company's facilities. Total costs of these transactions for the years ended December 31, 1998 and 1997 were approximately $0 and, $20,000, respectively.

       Prior to the sale of Glyko, Inc. to BioMarin, the Company subleased office and lab space to, and performed certain administrative and research and development functions for BioMarin. BioMarin reimbursed the Company for rent, salaries and related benefits and other administrative costs and the Company reimburses BioMarin for salaries and related benefits. BioMarin reimbursed the Company a net $183,000 in 1998 and a net $241,000 in 1997. The Company also provided analytical services and products to BioMarin at a 27 percent discount in 1998 and 1997. Total receipts to the Company from sales to BioMarin totaled $113,000 in 1998 and $39,000 in 1997.


11.    Uncertainty Due To The Year 2000 Issue

       Most entities depend on computerized systems and therefore are exposed to the Year 2000 conversion risk, which, if not properly addressed, could affect an entity's ability to conduct normal business operations. Management is addressing this issue; however, given the nature of this risk, it is not possible to be certain that all aspects of the Year 2000 issue affecting the Company and those with whom it deals, such as customers, suppliers, or other third parties, will be fully resolved without adverse impact on the Company's operations.

                                Auditors' Report







     To the Stockholders of Glyko Biomedical Ltd.:


     We have audited the consolidated balance sheets of Glyko Biomedical Ltd. as of December 31, 1998 and 1997, and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.






                                                   /s/Arthur Andersen LLP
     Toronto,  Canada                              Arthur Andersen LLP
     March 17, 1999 (Except with respect to
     the matter  discussed  in the fourth
     paragraph  of Note 1, as to which the
     date is April 13, 1999)

                              Glyko Biomedical Ltd.

                               Corporate Directory



      Board of Directors:                    Corporate Officer:

      R. William Anderson                    John C. Klock, M.D.
      Director                               President, Chief Executive Officer
      Vice President, Finance                and Chief Financial Officer
      and Administration
      and Chief  Financial Officer
      BioMarin Pharmaceutical Inc.

      John H. Craig
      Secretary and Director
      Partner, Cassels Brock & Blackwell

      John S. Glass                          Auditors:
      Director                               Arthur Andersen LLP, Toronto,
      Vice President and Chief Financial     Canada
      Officer                                Arthur Andersen LLP
      Milkhaus Laboratory, Inc.              San Francisco, California  USA

      John C. Klock, M.D.                    Investor Relations:
      Director                               Copies of the Company's 1998
      President, Chief Executive Officer,    Annual Report and other
      and Chief Financial Officer            information may be obtained
      Glyko Biomedical Ltd.                  by telephone:
      President, Secretary and Director      415-884-6799 (USA)
      BioMarin Pharmaceutical Inc.
                                             by mail:
      Gwynn R. Williams                      Glyko Biomedical Ltd.
      Director                               371 Bel Marin Keys Blvd., Suite 210
      Self-employed physicist                Novato, CA  94949 USA

      Mark Young                             by e-mail:
      Assistant Secretary and Director       thelab@glyko.com
      Partner, Cassels Brock & Blackwell
                                             via the world wide web:
      Registrar and Transfer Agent:          (http://www.glyko.com)
      Montreal Trust Company of Canada
      Toronto, Canada

      General Counsel:
      Cassels Brock & Blackwell
      Toronto, Canada
      Wilson, Sonsini, Goodrich and Rosati
      Palo Alto, California USA